July 19, 2006

John Antonio
President
Wellstar International, Inc.
6911 Pilliod Road
Holland, OH 43528

> **Re:** **Wellstar International, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed July 6, 2006**
> **File No. 333-130295**

Dear Mr. Antonio:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement and Prospectus Cover Page

1. We note you response to our prior comment 1. However, compliance with contractual obligations under your registration rights agreement to register 200% of the shares underlying the convertible notes and warrants appears to be unrelated to a reasonable good faith estimate of the number of shares of common stock issuable upon conversion of the convertible note and exercise of the warrants. Please revise your registration statement to register an amount of shares based on such reasonable good faith estimate. In addition, provide support in your response letter for such number, including the specific calculations you performed *and* the justification for any assumptions relied upon. For example, with respect to the convertible notes, please tell us your justification, such as

recent stock price history and volatility, for the market price used in the calculation of your estimate of the variable conversion price. We note that section 1.2(A) of the note indicates that such market price is to be determined based on a 20 trading day window immediately preceding the date a holder elects to convert its note.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Vaughn, Senior Staff Accountant, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: Darrin Ocasio, Esq.
Sebastian Weiss, Esq.
Sichenzia Ross Friedman Ference LLP
212.930.9725